UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
Herzliya 46140, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 8, 2011 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

On March 7, 2011, XTL Biopharmaceuticals, Ltd. (the “Company”) announced it had completed an offering of its ordinary shares and options to purchase its ordinary shares (the “Offering”).  The Offering included 42,800 units (the “Units”), which were offered for a minimum price of NIS 121.25 per Unit.

The results of the Offering were as follows:

1.	The Company received subscription orders for 79,004 Units for an aggregate purchase amount of NIS 10.5 million (representing 185% over-subscription).

2.	The final price per Unit was set higher than the minimum price, and at NIS 132.25, was approximately 9% above the minimum price.

3.	Consequently, the over-allotment option was exercised and the Company sold an additional 6,420 Units.

Each Unit was comprised of the following:

•	250 ordinary shares of the Company;

•
options to purchase 125 ordinary shares; each such option having a term of nine months and an exercise price of NIS 0.70 per share (which adjusts based on the exchange rate of the NIS to the US dollar on the date of exercise); and

•
options to purchase 375 ordinary shares; each such option having a term of 24 months and an exercise price of NIS 1.00 per share (which adjusts based on the exchange rate of the NIS to the US dollar on the date of exercise).

The net proceeds to the Company, after deducting commissions and offering expenses, were approximately NIS 6.3 million.

The Offering was conducted entirely in the State of Israel, and was not conducted within any of the fifty states of the United States of America, the District of Columbia, or any territory of the United States of America.  This announcement does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state of the United States of America or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 9 955 7080, Email: ir@xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 8, 2011	By:	/s/ David Grossman
David Grossman
Chief Executive Officer